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The Board of Directors
Cornucopia Resources Ltd.

We consent to the incorporation by reference in the registration statement (No. 33-25974) on Form S-8 of Cornucopia Resources Ltd. of our report dated February 27, 1998, except as to note 13(b) which is as of March 3, 1998, note 12(a) which is as of March 6, 1998 and note 13(c) which is as of March 12, relating to the consolidated balance sheets of Cornucopia Resources Ltd. as of December 31, 1997 and 1996, and the related consolidated statements of loss and deficit and changes in financial position for each of the years in the three-year period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 10-K of Cornucopia Resources Ltd.



(SIGNED) "KPMG"


Chartered Accountants

Vancouver, Canada
March 30, 1998